

September 5, 2012

Via E-Mail
Mr. Bradley J. Timon
Chief Financial Officer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, California 92614

      Re: **Quantum Fuel Systems Technologies Worldwide**
                Form 10-K for the eight month period ended December 31, 2011
                Filed March 28, 2012
                File No. 000-49629

Dear Mr. Timon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the eight month period ended December 31, 2011
Management's Discussion and Analysis

1. We note from page 16 that your ten-year strategic alliance agreement with General Motors, comprised of several agreements and arrangements, ended in July 2011. In this regard, please tell us and revise MD&A to discuss whether the termination of such agreements has had or is expected to have a material impact on net sales or revenues or income from continuing operations. If not, please explain why (i.e. mitigating factors). Please be advised that you are required to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your financial results pursuant to Item 303(A)(3)(ii) of Regulation S-K.

Consolidated Statements of Operations, page F-4

2. Reference is made to the line item caption "Amortization and impairment of long-lived assets." Based upon the notes to your financial statements, it appears that impairment charges of long-lived assets are material to your financial statements. Please be advised that impairment charges are required to be disclosed separately within the financial statements, if material. In this regard, please revise your income statements and statements of cash flows and elsewhere in your filing, where appropriate, to separately present impairment charges from normal amortization.

Consolidated Statements of Cash Flows, page F-7

3. Reference is made to the line item caption "Payments on facility exit obligations, net" of $(428,941) within financing activities for the eight months ended December 31, 2011. As the amount relates to your facility exit obligations of an operating lease for which the exit charge has been reflected as an adjustment within operating activities, we believe the payments should be similarly classified within operating activities (i.e. as a component of changes in operating assets and liabilities) rather than financing activities. Please advise (citing relevant literature) or revise your presentation, accordingly.

Note 14. Income Taxes

4. Please disclose the amount of undistributed foreign earnings that are considered to be permanently reinvested and for which no provision for federal or state income taxes has been provided as of the latest balance sheet date presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Bradley J. Timon
Quantum Fuel Systems Technologies Worldwide, Inc.
September 5, 2012
Page 3

       You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

                                    Sincerely,

                                    /s/ Linda Cvrkel

                                    Linda Cvrkel
                                    Branch Chief